Date Filed: 4/29/2005 1:46:00 PM Elaine F. Marshall North Carolina Secretary of State C200511900469

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

COOPERATIVE BANKSHARES, INC.

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.	The name of the Corporation is: COOPERATIVE BANKSHARES, INC.

2.	The text of each amendment adopted is as follows (state below or attach):

The first paragraph of Article 4 of the Articles of Incorporation of the Corporation is hereby amended to read as follows:

The total number of shares of capital stock which the Corporation has authority to issue is 17,000,000, of which 14,000,000 are to be shares of common stock, $1.00 par value per share, and of which 3,000,000 shall be serial preferred stock, $1.00 par value per share. The shares may be issued by the Corporation from time to time as approved by the board of directors. The consideration for the issuance of the shares shall be paid in full before their issuance and shall not be less than the par value of $1.00 per share. Neither promissory notes nor future services shall constitute payment or part payment for the issuance of shares of the Corporation. The consideration for the shares shall be cash, tangible or intangible property, labor or services actually performed for the Corporation, or any combination of the foregoing. In the absence of actual fraud in the transaction, the value of such property, labor or services, as determined by the board of directors of the Corporation, shall be conclusive. Upon receipt of such consideration by the Corporation, such shares shall be fully paid and nonassessable. In the case of a stock dividend, that part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance.

3.	If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions, for implementing the amendment, if not contained in the amendment itself, are as follows: N/A

4.	The date of adoption of the amendment was as follows: April 29, 2005.

5.	(Check either a, b, c, or d, whichever is applicable)

a.     N/A     The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.

b.     N/A     The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.

c.     N/A     The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (set forth a brief explanation of why shareholder action was not required.)

d.       X       The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.	These articles will be effective upon filing, unless a delayed time and date is specified: N/A

This 29th day of April 2005

[NOTARY SEAL APPEARS HERE]	Cooperative Bankshares, Inc.
/s/ Frederick Willetts, III Signature
Frederick Willetts, III President and Chief Executive Officer Type or Print Name and Title